BUTZEL LONG, a professional corporation
380 Madison Avenue,
New York, NY 10017

Tel: (212) 818-1110
FAX: (212) 818-0494
e-mail: barrett@butzel.com

January 28, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Tax-Free Trust of Oregon (a portfolio of
The Cascades Trust)
File Nos. 33-4382 and 811-4626

Dear Sirs:

     On behalf of Tax-Free Trust of Oregon (the "Trust"), the only series of the Cascades Trust, we are filing today with the Commission, pursuant to Rule 485(b) under the Securities Act of 1933 (the "1933 Act") and pursuant to the Investment Company Act of 1940 (the "1940 Act"), the following documents:

In accordance with Rule 472(b) under the 1933 Act and Rule 8b-11 under the 1940 Act, the text on Form N-1A of Post-Effective Amendment No. 37 to the Registration Statement of the Trust under the 1933 Act and Amendment No. 38 to the Registration Statement of the Trust under the 1940 Act, marked to show changes.

This filing does not contain disclosures that would make it ineligible to be filed under Rule 485(b).

The staff is advised that this filing supersedes a filing under Rule 485(a) for this Trust, which will not become effective.

We received staff comments with respect to that filing, all of which are addressed in this filing.

Pursuant to Rule 485(b) it is proposed that this amendment will become effective on January 31, 2011.

Very truly yours,

/s/ William L.D. Barrett

William L.D. Barrett